Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3, File No. 333-157818
Dated March 9, 2010

	6.250% Notes due 2017	6.875% Notes due 2020
Issuer:	ProLogis	ProLogis

Security:	6.250% Notes due 2017	6.875% Notes due 2020

Size:	$300,000,000	$800,000,000

Ratings (Moody’s / S&P / Fitch):	Baa2 (negative outlook) / BBB- (negative outlook) / BBB (negative outlook)	Baa2 (negative outlook) / BBB- (negative outlook) / BBB (negative outlook)

Maturity Date:	March 15, 2017	March 15, 2020

Coupon:	6.250% per annum, payable semi-annually	6.875% per annum, payable semi-annually

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010	March 15 and September 15, commencing September 15, 2010

Price to Public:	99.637%	99.765%

Underwriting Discount:	0.625%	0.650%

Net Proceeds, Before Expenses, to ProLogis:	$297,036,000	$792,920,000

Concurrent Offering:	Concurrently with this offering of 2017 notes and 2020 notes, ProLogis is offering $400,000,000 aggregate principal amount of 3.25% convertible senior notes due 2015 ($460,000,000 if the over-allotment option is exercised in full) (the “convertible notes”) in a registered public offering. The convertible notes will be offered pursuant to a separate prospectus supplement. There is no assurance that the concurrent offering of convertible notes will be completed or, if completed, that it will be completed for the amount contemplated. The completion of this offering of 2017 notes and 2020 notes is not conditioned on the completion of the concurrent offering of convertible notes.	Concurrently with this offering of 2020 notes and 2017 notes, ProLogis is offering $400,000,000 aggregate principal amount of 3.25% convertible senior notes due 2015 ($460,000,000 if the over-allotment option is exercised in full) (the “convertible notes”) in a registered public offering. The convertible notes will be offered pursuant to a separate prospectus supplement. There is no assurance that the concurrent offering of convertible notes will be completed or, if completed, that it will be completed for the amount contemplated. The completion of this offering of 2020 notes and 2017 notes is not conditioned on the completion of the concurrent offering of convertible notes.

Use of Proceeds:	ProLogis intends to use the net proceeds from the sale of the 2017 notes and 2020 notes and the concurrent offering of the convertible notes for the repayment of borrowings under its global credit agreement. ProLogis expects to reborrow under its global credit agreement to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offer to purchase such notes, which commenced on March 8, 2010, for the repayment or repurchase of other indebtedness and for general corporate purposes.	ProLogis intends to use the net proceeds from the sale of the 2020 notes and 2017 notes and the concurrent offering of the convertible notes for the repayment of borrowings under its global credit agreement. ProLogis expects to reborrow under its global credit agreement to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offer to purchase such notes, which commenced on March 8, 2010, for the repayment or repurchase of other indebtedness and for general corporate purposes.

Spread to Benchmark Treasury:	+ 320 basis points	+ 320 basis points

	6.250% Notes due 2017	6.875% Notes due 2020
Benchmark Treasury:	3.000% due February 28, 2017	3.625% due February 15, 2020

Benchmark Treasury Spot:	99-09	99-10

Benchmark Treasury Yield:	3.115%	3.708%

Reoffer Yield:	6.315%	6.908%

Make-Whole Call:	At any time prior to December 15, 2016, based on the Treasury Rate + 50 basis points or on or after December 15, 2016 at par.	At any time prior to December 16, 2019, based on the Treasury Rate + 50 basis points or on or after December 16, 2019 at par.

Expected Settlement Date:	It is expected that delivery of the securities will be made against payment therefore on or about the March 16, 2010 (T+5), which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.	It is expected that delivery of the securities will be made against payment therefore on or about the March 16, 2010 (T+5), which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

CUSIP / ISIN:	743410AX0 / US743410AX00	743410AW2 / US743410AW27

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc.	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc.

Senior Co-Managers:	SG Americas Securities, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC	SG Americas Securities, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Junior Co-Managers:	Daiwa Securities America Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.	Daiwa Securities America Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC, Attention: Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001 or by calling toll-free at 1-800-294-1322; Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407; Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004 or by calling toll-free at 1-866-471-2526; or by calling RBS Securities Inc. toll-free at 1-866-884-2071.